EXHIBIT 99.15

CONSENT OF AUTHOR

Peter Cain, PhD., P.Eng.
Associated Geoscience
Suite 415, 708 11th Avenue SW
Calgary AB T2R0E4

US Securities and Exchange Commission

I, Peter Cain, PhD., P.Eng., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in “Technical Report on the Feasibility Study for the Hollister Development Block Gold Project, Elko County, Nevada” dated September 9, 2007.

I do hereby consent to the filing with the regulatory authorities.

Dated this 27th day of March 2008.

signed and sealed
Peter Cain, PhD., P.Eng.